SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)

PERRY ELLIS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

868610106 (CUSIP Number)

SCHEDULE 13G

CUSIP No. 868610106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) George Feldenkreis

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,646,704 6. Shared Voting Power 449,785 7. Sole Dispositive Power 1,646,704 8. Shared Dispositive Power 449,785

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,096,489[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row 9 23.26%[2]

12.	Type of Reporting Person* IN

[1]	Represents 1,096,704 shares of Perry Ellis common stock owned directly by Mr. Feldenkreis, 361,525 shares of Perry Ellis common stock owned by GFX, Inc. (f/k/a Carfel, Inc.), of which Mr. Feldenkreis is a director, executive officer and principal shareholder, 88,260 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc. of which Mr. Feldenkreis is an officer and director and 550,000 shares of Perry Ellis common stock held pursuant to the grant of stock options.
[2]	Calculated on the basis of 8,462,900 shares of Perry Ellis common stock outstanding on December 12, 2003.

SCHEDULE 13G

CUSIP No. 868610106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) GFX, Inc. (f/k/a Carfel, Inc.)

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 361,525 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 361,525

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,525

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11.	Percent of Class Represented by Amount in Row 9 4.27%[1]

12.	Type of Reporting Person* CO

[1]	Calculated on the basis of 8,462,900 shares of Perry Ellis common stock outstanding on December 12, 2003.

Item 1.	(a)	Name of Issuer: Perry Ellis International, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 3000 N.W. 107th Avenue Miami, Florida 33172

Item 2.	(a)	Name of Person Filing: George Feldenkreis and GFX, Inc. (f/k/a Carfel, Inc.)

	(b)	Address of Principal Business Office or, if none, Residence: 3000 N.W. 107th Avenue Miami, Florida 33172

	(c)	Citizenship: See Item 4 on Cover Page U.S.A.

	(d)	Title of Class of Securities: Common Stock, $.01 Par Value

	(e)	CUSIP Number: 868610106

Item 3.	If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership. I. George Feldenkreis

	(a)	Amount beneficially owned: 2,096,489[1] shares.

	(b)	Percent of class: 23.26%[2]

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 1,646,704

		(ii)	Shared power to vote or to direct the vote: 449,785

		(iii)	Sole power to dispose or to direct the disposition of: 1,646,704

		(iv)	Shared power to dispose or to direct disposition of: 449,785

[1]	Represents 1,096,704 shares of Perry Ellis common stock owned directly by Mr. Feldenkreis, 361,525 shares of Perry Ellis common stock owned by GFX, Inc. (f/k/a Carfel, Inc.), of which Mr. Feldenkreis is a director, executive officer and principal shareholder, 88,260 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Mr. Feldenkreis is an officer and director and 550,000 shares of Perry Ellis common stock held pursuant to the grant of stock options.
[2]	Calculated on the basis of 8,462,900 shares of Perry Ellis common stock outstanding on December 12, 2003.

II. GFX, Inc. (f/k/a Carfel, Inc.)

(a) Amount beneficially owned: 361,525 shares.

(b) Percent of class: 4.27%[1]

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct to vote: -0-

(ii) Shared power to vote or to direct to vote: 361,525

(iii) Sole power to dispose or to direct the disposition of: -0-

(iv) Shared power to dispose or to direct disposition of: 361,525

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification: Not applicable.

[1]	Calculated on the basis of 8,462,900 shares of Perry Ellis common stock outstanding on December 12, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004.	/s/ George Feldenkreis

George Feldenkreis

Dated: February 17, 2004.		GFX, INC.

	By:	/s/ George Feldenkreis

George Feldenkreis, President